================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CIMNET, INC.
                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                   959735-10-1
                                 (CUSIP Number)


                               John D. Richardson
                             Chief Executive Officer
                                  CIMNET, Inc.
                               925 Berkshire Blvd.
                              Wyomissing, PA 19610
                            Telephone: (610) 790-1807


                                    Copy to:

                              Alan N. Forman, Esq.
                        Brown Rudnick Berlack Israels LLP
                                 7 Times Square
                               New York, NY 10036
                            Telephone: (212) 209-4812
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                   May 2, 2007
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

CUSIP NO. 959735-10-1                 13D                     Page 2 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     John D. Richardson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            3,460,000(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              3,460,000(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        3,460,000(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,460,000(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,460,000(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Beneficial ownership of 3,460,000 shares of Issuer's Common Stock referred to herein is being reported hereunder solely because Mr. Richardson may be deemed to have beneficial ownership of (i) 200,000 shares of Issuer's Common Stock, and (ii) 200,000 shares of Issuer's Common Stock issuable upon the exercise of warrants, held by Lynn Richardson, Mr. Richardson's wife. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                     Page 3 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS. I.R.S.
     IDENTIFICATION NO. OF  ABOVE PERSONS

     Lynn Richardson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            3,460,000 (1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              3,460,000(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        3,460,000(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,460,000 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,460,000 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------
(1) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of warrants held by Ms. Richardson. Beneficial ownership of 3,460,000 shares of Issuer's Common Stock referred to herein is being reported hereunder because Ms. Richardson may be deemed to have beneficial ownership of 3,040,000 shares of Issuer's Common Stock held by John D. Richardson, Ms. Richardson's husband. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                     Page 4 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Jason Dietrich
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            259,677(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              259,677(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        259,677(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        259,677(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,677(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer

CUSIP NO. 959735-10-1                 13D                     Page 5 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Anthony Crouch
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            625,312(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              625,312(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        625,312(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        625,312(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,312(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

(1) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer

CUSIP NO. 959735-10-1                 13D                     Page 6 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     William Nyman
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            451,200(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              451,200(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        451,200(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        451,200(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,200(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Includes 440,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                     Page 7 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     David Birk
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            45,000(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              45,000(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        45,000(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        45,000(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,000(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Includes 40,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                     Page 8 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Grant Kelly
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            112,269(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              112,269(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        112,269(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        112,269(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,269(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Ins., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                     Page 9 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     J. Jeffrey Fox
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            75,000(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              75,000(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        75,000(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        75,000(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,000(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Includes (i) 25,000 shares of Issuer's Common Stock issuable upon the exercise of stock options, and (ii) 20,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                    Page 10 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Karl Gerhart
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            263,500(1)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              263,500(1)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        263,500(1)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        263,500(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     263,500(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Includes (i) 37,500 shares of Issuer's Common Stock issuable upon the exercise of stock options, and (ii) 100,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                    Page 11 of 22 pages
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Alan N. Forman and Jocelyn Forman (1)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     Not Applicable (see Item 3)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of         7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
  Shares                PERSON WITH SOLE VOTING POWER
Beneficially            200,0000(2)
  Owned by         -------------------------------------------------------------
    Each           8.   SHARED VOTING POWER
 Reporting              200,000(2)
Person With        -------------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER
                        200,000(2)
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        200,000(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,000(2)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------
--------------------

(1) Mr. and Mrs. Forman own the Issuer's shares of Common Stock as joint tenants.
(2) Includes 100,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                    Page 12 of 22 pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of CIMNET, INC., a Delaware corporation ("CIMNET"). The principal executive offices of CIMNET are located at 925 Berkshire Boulevard, Wyomissing, PA 19610.

Item 2.  Identity and Background.

John Richardson
---------------

(a)      John D. Richardson

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      President and Chief Executive Officer of the Issuer

(d) During the last five years, Mr. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Richardson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

Lynn Richardson
---------------

(a)      Lynn Richardson

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      Administrative Assistant of the Issuer

(d) During the last five years, Ms. Richardson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Ms. Richardson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

Jason Dietrich
--------------

(a)      Jason Dietrich

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      Chief Operating Officer and Vice President of the Issuer

(d) During the last five years, Mr. Dietrich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Dietrich was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

CUSIP NO. 959735-10-1                 13D                    Page 13 of 22 pages

Anthony Crouch
--------------

(a)      Anthony Crouch

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      Chief Technology Officer of the Issuer

(d) During the last five years, Mr. Crouch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Crouch was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      Australia

William Nyman
-------------

(a)      William Nyman

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      Director and the Vice President of Integration Services of the Issuer

(d) During the last five years, Mr. Nyman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Nyman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

David Birk
----------

(a)      David Birk

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c) President of ManSoft, a software distribution company, and a director of the Issuer

(d) During the last five years, Mr. Birk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Birk was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

Grant Kelly
-----------

(a)      Grant Kelly

(b)      5A Central Avenue, Coyo NSW 2226, Australia

(c)      Consultant to the Issuer

CUSIP NO. 959735-10-1                 13D                    Page 14 of 22 pages


(d) During the last five years, Mr. Kelly has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kelly was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      Australia



J. Jeffrey Fox
--------------

(a)      J. Jeffrey Fox

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c) President of Renard Capitol, LLC, a financial advisory firm, and a director of the Issuer

(d) During the last five years, Mr. Fox has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Fox was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

Karl Gerhart
------------

(a)      Karl Gerhart

(b)      925 Berkshire Blvd., Wyomissing, PA 19610

(c)      Financial Consultant, and a director of the Issuer

(d) During the last five years, Mr. Gerhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Gerhart was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

Alan N. Forman and Jocelyn Forman
---------------------------------

(a)      Alan N. Forman and Jocelyn Forman

(b)      c/o Brown Rudnick Berlack Israels LLP, 7 Times Square, New York, N.Y.
         10036

(c) Mr. Forman is a partner at Brown Rudnick Berlack Israels LLP. Ms. Forman is a Vice President - Marketing at Scholastic Corporation

(d) During the last five years, neither Mr. nor Ms. Forman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. nor Ms. Forman were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      United States

CUSIP NO. 959735-10-1                 13D                    Page 15 of 22 pages

Item 3.  Source and Amount of Funds or Other Consideration.

         CIMNET, Inc., a Delaware corporation ("CIMNET"), Invensys Systems, Inc., a Massachusetts corporation ("Invensys") and Sidus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Invensys ("Merger Sub"), have entered into a definitive Agreement and Plan of Merger, dated as of May 2, 2007 (the "Merger Agreement") for CIMNET to be acquired by Invensys in an all-cash transaction valued at $2.43 per share of Common Stock and Preferred Stock (defined below). The total transaction value is approximately $23.27 million. As an inducement for Invensys to enter into the Merger Agreement with CIMNET, and in consideration thereof, the Reporting Persons hereunder entered into a Voting Agreement, dated as of May, 2, 2007, with Invensys, Merger Sub and CIMNET (the "Voting Agreement"). Such stockholders (collectively, the "Voting Holders") beneficially own 5,478,458 shares of Common Stock. Such 5,478,458 beneficially owned shares of Common Stock consist of (i) 4,118,458 shares of Common Stock currently outstanding, (ii) 420,000 shares of Common Stock that may be issued to Voting Holders upon the exercise of warrants, and (iii) 940,000 shares of Common Stock that may be issued to Voting Holders upon the exercise of options.

         As of the date of the Merger Agreement, there were (i) 7,414,044 shares of the Common Stock outstanding, and (ii) 746,965 shares of Series A Preferred Stock, $0.0001 par value per share, outstanding (the "Preferred Stock" and collectively with the Common Stock, the "Voting Stock"). There were also options and warrants for the purchase of 2,277,500 shares of Common Stock outstanding on such date. However, none of those options or warrants had been exercised as of the date hereof. The holders of the Common Stock and the holders of the Preferred Stock will vote together as a single class with respect to the Merger Agreement and each class of Voting Stock is entitled to one vote per share of stock.

         Invensys did not pay, and the Reporting Persons did not receive additional consideration in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by this reference.

Item 4.  Purpose of Transaction.

         As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Invensys' entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into CIMNET. At the effective time of the Merger, each outstanding share of Common Stock and Preferred Stock would be exchanged for $2.43 in cash.

         The Merger Agreement has been approved by the board of directors of each of CIMNET and Invensys. The transaction is subject to approval by the holders of a majority in interest of CIMNET's Voting Stock. The transaction is also subject to customary closing conditions and is expected to close at the end of the second quarter or beginning of the third quarter of 2007.

         Pursuant to the Voting Agreement entered into in connection with the Merger Agreement, the Voting Holders, who beneficially own 5,478,458 shares of Common Stock, representing approximately 57.5% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of CIMNET owned of record or beneficially by each such stockholder: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and
(b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger, (ii) any Takeover Proposal (as such term is defined in the Merger Agreement) from any party other than Invensys or an affiliate of Invensys as contemplated by the Merger Agreement, (iii) any extraordinary corporate transaction (other than the

CUSIP NO. 959735-10-1                 13D                    Page 16 of 22 pages

Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of CIMNET or any of its subsidiaries (other than in connection with the Merger), (iv) any proposal or action which could reasonably be expected to impede, frustrate, prevent, prohibit, delay, interfere with, or discourage the consummation of the Merger, (v) any amendment of CIMNET's certificate of incorporation or by-laws, which has the effect or could reasonably be expected to impede, frustrate, prevent, prohibit, delay, interfere with, or discourage the consummation of the Merger, and (vi) any dissolution, liquidation or winding up of CIMNET.

         In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreement or any right or interest therein ("Transfer"); (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreement (other than the proxy contemplated in Section 3 of the Voting Agreement); or (d) deposit any of the shares subject to the Voting Agreement into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreement.

         The Voting Agreement expires on the earlier of: (i) the termination of the Merger Agreement, or (ii) the effective time of the Merger.

         The purpose of the Voting Agreement is to enable Invensys and CIMNET to consummate the transactions contemplated by the Merger Agreement.

         Upon the consummation of the Merger, the officers and directors of Merger Sub immediately prior to the effective time of the Merger would become the officers and directors of the surviving corporation immediately following the effective time of the Merger.

         If the Merger is consummated as planned, CIMNET would become a wholly-owned subsidiary of Invensys and Invensys would seek to cause the Common Stock of CIMNET to be deregistered under the Exchange Act and to no longer be quoted on the OTC Bulletin Board.

         Except as set forth in this Item 4, neither the Reporting Persons nor, to the Reporting Persons' knowledge, CIMNET, Invensys nor Merger Sub, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of CIMNET, or the disposition of securities of CIMNET; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CIMNET; (c) a sale or transfer of a material amount of assets of CIMNET; (d) any change in the present board of directors or management of CIMNET, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of CIMNET; (f) any other material change in CIMNET's business or corporate structure, including but not limited to, if CIMNET is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in CIMNET's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CIMNET by any person; (h) causing a class of securities of CIMNET to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of CIMNET becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Invensys reserves the right to develop such plans).

         The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

CUSIP NO. 959735-10-1                 13D                    Page 17 of 22 pages

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The following table sets forth the aggregate number of shares of CIMNET Common Stock and the percentage of outstanding shares of CIMNET Common Stock beneficially owned by the Reporting Persons as of May , 2007, based on 7,414,044 outstanding shares of CIMNET Common Stock as of May , 2007 (as represented by CIMNET in the Merger Agreement), indicating the number of shares of CIMNET Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. As of the filing date of this Schedule 13D and as a result of the Voting Agreement, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 5,478,458 shares of Common Stock, which represents approximately 57.5% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement.

                            Number of Shares        Percentage of
                               Beneficially          Outstanding      Sole Voting      Shared Voting
Reporting Person                  Owned                 Shares           Power             Power
--------------------        -----------------      ---------------   -------------     -------------
John D. Richardson               3,460,000(1)             45.4%(1)    3,460,000(1)      3,460,000(1)
Lynn Richardson                  3,460,000(2)             45.4%(2)    3,460,000(2)      3,460,000(2)
Jason Dietrich                     259,677(3)              3.4%(3)      259,677(3)        259,677(3)
Anthony Crouch                     625,312(4)              8.2%(4)      625,312(4)        625,312(4)
William Nyman                      451,200(5)              5.7%(5)      451,200(5)        451,200(5)
David Birk                          45,000(6)               .6%(6)       45,000(6)         45,000(6)
Grant Kelly                        112,269(7)              1.5%(7)      112,269(7)        112,269(7)
J. Jeffrey Fox                      75,000(8)               1.%(8)       75,000(8)         75,000(8)
Karl Gerhart                       263,500(9)              3.5%(9)      263,500(9)        263,500(9)
Alan N. Forman and
Jocelyn Forman(10)                 200,000(11)             2.7%(11)     200,000(11)       200,000(11)

--------------------

(1) Beneficial ownership of 3,460,000 shares of Issuer's Common Stock referred to herein is being reported hereunder solely because Mr. Richardson may be deemed to have beneficial ownership of (i) 200,000 shares of Issuer's Common Stock, and (ii) 200,000 shares of Issuer's Common Stock issuable upon the exercise of warrants, held by Lynn Richardson, Mr. Richardson's wife. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(2) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of warrants held by Ms. Richardson. Beneficial ownership of 3,460,000 shares of Issuer's Common Stock referred to herein is being reported hereunder because Ms. Richardson may be deemed to have beneficial ownership of 3,040,000 shares of Issuer's Common Stock held by John D. Richardson, Ms. Richardson's husband. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer

(3) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

CUSIP NO. 959735-10-1                 13D                    Page 18 of 22 pages

(4) Includes 200,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(5) Includes 440,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(6) Includes 40,000 shares of Issuer's Common Stock issuable upon the exercise of stock options. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition corp., the Issuer and certain stockholders of the Issuer.

(7) Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Ins., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(8) Includes (i) 25,000 shares of Issuer's Common Stock issuable upon the exercise of stock options, and (ii) 20,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(9) Includes (i) 37,500 shares of Issuer's Common Stock issuable upon the exercise of stock options, and (ii) 100,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.

(10) Mr. and Mrs. Forman own the Issuer's shares of Common Stock as joint tenants.

(11) Includes (i) 100,000 shares of Issuer's Common Stock issuable upon the exercise of warrants. Voting and dispositive power with respect to such shares are subject to the terms and conditions of that certain Voting Agreement dated May 2, 2007 by and among Invensys Systems, Inc., Sidus Acquisition Corp., the Issuer and certain stockholders of the Issuer.


         The Reporting Persons do not, other than as specified in the Voting Agreement and herein, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of any Common Stock or Preferred Stock.

         (c) Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the Common Stock or the Preferred Stock during the past 60 days.

         (d) John D. Richardson III who is a Voting Holder party to the Voting Agreement beneficially owns 3,460,000 shares of Common Stock, representing 45.4% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Richardson has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

         William Nyman who is a Voting Holder party to the Voting Agreement beneficially owns 451,200 shares of Common Stock, representing 5.7% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Nyman has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

         Anthony Crouch who is a Voting Holder party to the Voting Agreement beneficially owns 625,312 shares of Common Stock, representing 8.2% of the Voting Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1). Mr. Crouch has the right to receive any dividends from, or proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

CUSIP NO. 959735-10-1                 13D                    Page 19 of 22 pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement and the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to the securities of CIMNET, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Mr. Forman is a partner with Brown Rudnick Berlack Israel LLP, legal counsel to CIMNET.

Item 7.  Material to be filed as Exhibits.

         99.1. Agreement and Plan of Merger, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., and CIMNET, INC. (incorporated by reference to Exhibit 2.1 to CIMNET's Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).

         99.2. Voting Agreement, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., CIMNET, Inc., and certain stockholders of CIMNET, INC. (incorporated by reference to Exhibit 99.1 to CIMNET's Current Report on Form 8-K dated May 3, 2007, and hereby incorporated by reference).

CUSIP NO. 959735-10-1                 13D                    Page 20 of 22 pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2007



                                       /s/ JOHN D. RICHARDSON
                                       -----------------------------------------
                                       John D. Richardson


                                       /s/ LYNN RICHARDSON
                                       -----------------------------------------
                                       Lynn Richardson


                                       /s/ JASON DIETRICH
                                       -----------------------------------------
                                       Jason Dietrich


                                       /s/ ANTHONY CROUCH
                                       -----------------------------------------
                                       Anthony Crouch


                                       /s/ WILLIAM NYMAN
                                       -----------------------------------------
                                       William Nyman


                                       /s/ DAVID BIRK
                                       -----------------------------------------
                                       David Birk


                                       /s/ GRANT KELLY
                                       -----------------------------------------
                                       Grant Kelly


                                       /s/ J. JEFFREY FOX
                                       -----------------------------------------
                                       J. Jeffrey Fox

CUSIP NO. 959735-10-1                 13D                    Page 21 of 22 pages


                                       /s/ KARL GERHART
                                       -----------------------------------------
                                       Karl Gerhart


                                       /s/ ALAN N. FORMAN
                                       -----------------------------------------
                                       Alan N. Forman


                                       /s/ JOCELYN FORMAN
                                       -----------------------------------------
                                       Jocelyn Forman

CUSIP NO. 959735-10-1                 13D                    Page 22 of 22 pages

INDEX TO EXHIBITS



Exhibit
Number      Document
--------------------------------------------------------------------------

99.1. Agreement and Plan of Merger, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., and CIMNET, INC. (incorporated by reference from Exhibit 2.1b to CIMNET's Current Report on Form 8-K, filed May 3, 2007 (file number 000-22597).

99.2. Voting Agreement, dated May 2, 2007, by and among Invensys Systems, Inc., Sidus Acquisition Corp., CIMNET, Inc., and certain stockholders of CIMNET, INC. (incorporated by reference from Exhibit
            99.1 to CIMNET's Current Report on Form 8-K, filed May 3, 2007
            (file number 000-22597).